Stacy L Fuller
Partner
stacy.fuller@klgates.com

T +1 202 778 9475
F +1 202 778 9100

October 12, 2022

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
Responses to SEC Comments – Sarbanes-Oxley Review

Dear Mr. Burak:

On September 20, 2022, you provided oral comments on behalf of the SEC staff (“Staff”) regarding its examination of the KraneShares Trust’s (the “Registrant”) annual reports dated March 31, 2022. Your comments and the Registrant’s responses are set forth below.

1.	Please update the investment objective included in the Management Discussion of Fund Performance (“MDFP”) for KraneShares Global Carbon Strategy ETF to match the investment objective included in KraneShares Global Carbon Strategy ETF’s prospectus.

RESPONSE: Going forward, the Registrant will ensure that the investment objective in the shareholder report matches the prospectus for KraneShares Global Carbon Strategy ETF.

2.	The MDFPs for certain Funds should be enhanced to discuss the specific factors that impacted the Fund’s performance versus the performance of the Fund’s index especially in instances where the Fund’s performance materially differed from a Fund’s index. In particular, we note that KraneShares Bloomberg China Bond Inclusion Index ETF, KraneShares Emerging Markets Consumer Technology Index ETF, KraneShares MSCI China Clean Technology Index ETF, KraneShares Electric Vehicles and Future Mobility Index ETF, KraneShares Asia Pacific High Income Bond ETF, KraneShares CICC China 5G and Semiconductor Index ETF, and KraneShares China Innovation ETF had performance materially different from the index and did not discuss the specific factors that created such difference in the MDFP.

RESPONSE: Going forward, the Registrant will draft the MDFPs to discuss the specific factors that materially affected performance including those factors that contributed to performance materially differing from a Fund’s index.

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K&L GATES LLP

1601 K STREET NW  WASHINGTON  DC 20006

T +1 202 778 9000  F +1 202 778 9100  klgates.com

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475.

Sincerely,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Krane Funds Advisors, LLC

Franklin Na

K&L Gates LLP

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